FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2007

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant’s Name into English)

3 Abba Eban Blvd., Herzliya, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

Attached to the Registrant’s Form 6-K for the month of January 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD. (Registrant) By: /s/ Gad Goldstein —————————————— Gad Goldstein CEO

Dated: January 29, 2007

Formula Systems (1985) Ltd.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

        The following information is a discussion of the financial condition and results of operations of Formula for the nine months ended September 30, 2006 and the comparable period in 2005. Such information should be read in conjunction with (1) our unaudited financial statements for the period ended September 30, 2006 and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and the other information included in such annual report.

        This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under “Risk factors” in our annual report on Form 20-F for the year ended December 31, 2005, our actual results may differ materially from those anticipated in these forward-looking statements.

        As used herein, references to “we”, “our”, “ours” and “us” refer to Formula Systems (1985) Ltd. and its subsidiaries, unless otherwise indicated. References to “Formula” refer to Formula Systems (1985) Ltd.

Overview

        Formula is the parent company of subsidiaries and affiliates, referred to collectively as the Formula Group. We are principally engaged in providing software consulting services, developing proprietary software products and providing computer-based business solutions. We currently hold a controlling interest in four publicly traded subsidiaries: BluePhoenix Solutions Ltd., Magic Software Enterprises Ltd., Matrix IT Ltd. and Sapiens International Corporation N.V. In addition, we wholly own nextSource Inc. We consolidate the results of operations of our subsidiaries with ours. Our operating results are directly influenced by the consolidation and cessation of consolidation of our subsidiaries. This could cause significant fluctuations of our consolidated operating results. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and you should not rely on these comparisons as indications of our future performance.

        On December 26, 2006, we spun-off Formula Vision Technology (F.V.T.) Ltd., or Formula Vision (TASE: FOT), such that Formula Vision is no longer a subsidiary of us. The spin-off was effected by way of distributing the 36,696,000 Formula Vision shares owned by Formula (then representing approximately 57% of the outstanding Formula Vision shares) as a dividend in-kind to Formula’s shareholders. The Formula Vision shares were distributed at a ratio of 2.78 Formula Vision shares for each outstanding Ordinary Share held at the close of the trade on December 14, 2006, the record date, subject to withholding taxes. On December 31, 2006, Formula Vision paid approximately $51 million to Formula, as a full payment of the principle and interest of the debt owed by Formula Vision to Formula.

        We recognize revenues in two categories: the delivery of software services and the delivery of proprietary software solutions. All of our subsidiaries, including IT services companies and proprietary software solutions companies, recognize revenues from the delivery of software services, and most of them recognize revenues in both revenue categories. We have separated our subsidiaries into these categories in accordance with the category in which each subsidiary has earned most of its revenues.

        We recognize, in non-operating income, gains and losses arising from the sale of previously un-issued capital stock by a subsidiary or an affiliate to outside investors, if the sale changes our ownership percentage in this entity. We measure the gain or loss by the difference between our share in the proceeds from this stock offering and the carrying amount, on an equity basis, of the proportionate reduction in our investment. Transactions of this nature do not occur on a regular basis and it is difficult for us to predict their timing.

        Our functional and reporting currency

        Formula and some of our subsidiaries operate primarily in the economic environment of the New Israeli Shekel (NIS). The functional currency of our other subsidiaries is the dollar. We have elected to use the dollar as our reporting currency.

        We translate our financial statements into dollars, as well as the financial statements of our subsidiaries whose functional currency is the NIS, under the principles described in Financial Accounting Standards Board Statement No. 52. Assets and liabilities have been translated at period-end exchange rates. Results of operations have been translated at the exchange rate at the dates on which those transactions occurred or at an average rate. We present material differences resulting from translation under shareholders’ equity in the item accumulating other comprehensive income (loss). If gains and losses arising from these translations are immaterial, we record them as financial expenses included in the statements of income. In the consolidation, we present the financial statements of subsidiaries whose functional currency is the dollar, at the original amounts.

        Critical Accounting Policies

        In preparation of our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

        Revenue Recognition

        The revenue recognition policy of each of our significant subsidiaries is material because our revenue is a key component of our results of operations. Our revenue recognition determines the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause our subsidiaries’ managements to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

        Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software when collection is probable, the license fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists. When a project involves significant modification of software, revenue is generally recognized according to the percentage of completion method. Under this method, estimated revenue is generally accrued based on costs incurred to date as a percentage of total updated estimated costs. If our subsidiaries do not accurately estimate the resources required or the scope of work to be performed, or do not manage their projects properly within the planned periods of time or satisfy their obligations under the contracts, then future margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to our results of operations. Our subsidiaries recognize contract losses, if any, in the period in which they first become evident.

        Under some of our subsidiaries’ agreements, the customer may have the right to receive unspecified upgrades on a when-and-if available basis. These upgrades are considered post-contract customer support, referred to as PCS, and the fair value allocated to this right is recognized ratably over the term of the PCS.

        There are no rights of return, price protection or similar contingencies in our subsidiaries’ contracts. Accordingly they do not establish a provision due to the lack of warranties’ claims in the past. Some of our subsidiaries’ contracts include client acceptance clauses. In determining whether revenue can be recognized, when an acceptance clause exists, they consider their history with similar arrangements, the customer’s involvement in the progress, the existence of other service providers and the payments terms.

        Our subsidiaries’ revenue recognition policy does not permit any revenue recognition when the payment term exceeds 12 months or when there is an uncertainty related to the relationship with the customer.

        We recognize revenues from projects billed on a time and material basis, based on SOP 81-1 “Accounting for Performance of Construction – Type and Certain Production – Type Contracts”, using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2005, no such estimated losses were identified.

        We recognize revenues from consulting fees with respect to fixed fee contracts, based upon the percentage of completion method. We recognize contract losses, if any, in the period in which they first become evident.

        Revenues from contractual maintenance contract and training are recognized ratably over the contract period.

        Revenues from sales of hardware are recognized when the merchandise is delivered to the customer, provided no significant vendor obligations remain.

        Our management believes that our revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”.

        Capitalized software research and development costs

        Development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined by our subsidiaries when detailed program design is completed and verified in accordance with the provisions of the FASB Statement of Financial Accounting Standards No. 86 (SFAS 86). Software development costs incurred by our subsidiaries before technological feasibility is established are charged to the statement of operations as incurred net of participation of the Office of the Chief Scientist. Our subsidiaries’ policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or capitalized costs. Our subsidiaries’ management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product, or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Currently, amortization is computed by the straight-line method over a period of 3 to 5 years. Our subsidiaries’ failure to accurately predict the useful life of capitalized software could cause a one-time amortization, which could adversely affect our operating results.

        Impairment of goodwill and intangible assets

        Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses and investments.

        In accordance with FASB Statement of Financial Accounting Standards No. 142 “Goodwill and Other intangible Assets” (SFAS 142), effective January 1, 2002, indefinite life intangible assets and goodwill are not amortized but rather subject to annual impairment testing.

        Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short term and long term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets. These write downs, if any, may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired.

        The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of the reporting unit for the purpose of our annual or periodic analysis, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Operating Results

        Comparison of the Nine months ended September 2005 and 2006

        Revenues. Revenues increased 7% from $381.6 million in the nine months ended September 30, 2005 to $407.7 million in the nine months ended September 30,2006. Revenues from the two categories of our operation were as follows: Revenues from the delivery of software services increased 13%, from $205.6 million in the nine months ended September 30,2005 to $232.7 million in the nine months ended September 30,2006. This increase was attributable to the growth in Matrix’s and nextSource’s revenues due to an increased demand for their services. Revenues from the sale of proprietary software solutions in the first nine months of 2006 were relatively at the same level as in 2005, $175.0 million and $176.0 million, respectively. This was due to an increase in BluePhoenix and Sapiens revenues, which was offset by a decrease in Formula Vision’s revenues. Magic’s revenues remained relatively the same.

        Cost of Revenues. Cost of revenues consists primarily of wages and related expenses and hardware and other materials costs. Cost of revenues increased 10.0% from $250.6 million in the nine months ended September 30,2005 to $276.3 million in the nine months ended September 30,2006. As a percentage of revenues, cost of revenues increased from 66.0% in the first nine months of 2005 to 68.0% in the first nine months of 2006. The increase was caused primarily by an increase in sales of our software services, which are generally characterized by a lower gross margin than sales of proprietary software solutions. Cost of revenues for proprietary software solutions increased 4.3% to $89.3 million in the nine months ended September 30,2005 from $85.7 million in the nine months ended September 30,2005. Cost of revenues for software services increased 13.0% from $165.0 in the nine months ended September 30,2005 to $187.0 million in the nine months ended September 30,2006, primarily due to the increase in the cost of revenues of our subsidiaries Matrix and nextSource.

        Software Development Costs, net. Software development costs consist primarily of wages and related expenses and, to a lesser degree, consulting fees we pay to independent contractors engaged in research and development. Software development costs, net, consist of software development costs, gross, less capitalized software costs. Software developments costs, gross, in the nine months ended September 30, 2006 and September 30, 2005 were $33.6 million and $29.0 million, respectively. In the first nine months of 2006, we capitalized software costs of $14.0 million compared to $11.9 million in the first nine months of 2005. Capitalization of software costs in the first nine months of 2006 was attributable to our proprietary software solutions subsidiaries. Software development costs, net, increased from $17.2 million in the nine months ended September 2005 to $19.6 million in the nine months ended September 30,2006. As a percentage of revenues, software development costs, net increased from 4.5% in the first nine months of 2005 to 4.8% in the first nine months of 2006. The increase in software development costs was attributable primarily to the increase in research and developments expenditures in Formula Vision and BluePhoenix which had research and development expenditures of $7.2 million and $6.8 million respectively.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, severance and related expenses, travel expenses, selling expenses, rent, utilities, depreciation, amortization and professional fees. Selling, general and administrative expenses increased from $99.3 million in the nine months ended September 30,2005 to $103.6 million in the nine months ended September 30,2006. As a percentage of revenues, selling, general and administrative expenses remained relatively the same in the first nine months of 2006 as in the comparable period in 2005. The increase in selling, general and administrative expenses was primarily attributable to an increase in selling, general and administrative expenses of Matrix and Formula Vision which was offset by a decrease in selling, general and administrative expenses in Magic and Sapiens.

        Restructuring Costs. Restructuring costs in the first nine months of 2006 were $2.8 million and were primarily attributable to restructuring activities of Sapiens and Magic which had restructuring costs of $2.1 million and $0.7 million, respectively. Restructuring costs in the first nine months of 2005 were $1.1 million and were primarily attributable to restructuring activities of Sapiens. The restructuring costs of Sapiens resulted from the lay-off of approximately 40 employees.

        Operating Income. Our operating income decreased from $13.4 million in the nine months ended September 30,2005 to $5.4 million in the nine months ended September 30,2006. The operating income in the first nine months of 2006 is attributable to the improvement in the operating results of our subsidiaries, and in particular Matrix which had operating income of $13.4 million, BluePhoenix which had operating income of $5.6 million and Sapiens which had operating loss of $0.9 million (compared to $4.5 million operating loss in the same period of 2005). The improvement was offset by the operating loss of $5.2 million of Magic and the operating loss of $6.5 million of Formula Vision. The operating income in the first nine months of 2005 was attributable to the improvement in the operating results of our subsidiaries, in particular Matrix which had operating income of $12.6 million, Formula Vision which had operating income of $5.8 million and BluePhoenix which had operating income of $2.4 million. This improvement was partially offset by the operating loss of $2.5 million and $4.6 million of Magic and Sapiens, respectively.

        Financial Expenses, net. Financial expenses, net increased from $7.0 million in the nine months ended September 30,2005 to $8.7 million in the nine months ended September 30,2006. Financial expenses, net, is influenced by various factors, including our cash balances, loan balances, changes in the exchange rate of the NIS against the dollar, changes in the exchange rate of the dollar against the euro and changes in the Israeli CPI. This increase resulted from interest expenses incurred by our subsidiaries, and in particular, Matrix, BluePhoenix, Sapiens and Formula Vision, due to higher interest rates and higher loan balances.

        Other Expenses, net. Other expenses, net in the first nine months of 2006 were $2.7 million and attributable mainly to Formula Vision. In the first nine months of 2005 we had other income of $567,000.

        Gain on Realization of Shareholdings. Gain on realization of shareholdings in the nine months ended September 30,2006 was $14.3 million compared to $4.2 million in the nine months ended September 30,2005. Gain on realization of shareholdings in the first nine months of 2006 was attributable to Formula Vision due to a partial sale of its investments in its affiliates, FIS and Transtech, and a sale of the operation of its subsidiary T-Soft which resulted in gain to Formula Vision of $12.2 million. Gain on realization of shareholdings in the first nine months of 2005 was attributable to the sale of a portion of the shares of Matrix in the open market which resulted in gain to Formula of $1.7 million, and gain from a decrease in our shareholding in Matrix due to the conversion of Matrix debentures into shares by third parties which resulted in gain to Formula of $1.6 million. In addition, gain on realization of shareholdings included gain of $1.0 of Formula Vision due to a decrease in its shareholdings in its subsidiary FTS.

        Taxes on Income. Taxes on income in the nine months ended September 30, 2006 were $0.9 million compared to $3.0 million in the nine months ended September 30,2005. The decrease in taxes on income in the first nine months of 2006 was mainly attributable to the decrease in taxes of Formula Vision, which had $1.8 million of negative provision for tax. This decrease was partially offset by an increase in taxes of Matrix.

        Company’s Equity in Results of Affiliates, net. Our equity in gains of affiliates, net were $1.1 million in the nine months ended September 30,2006 compared to $2.6 million equity losses in the nine months ended September 30, 2005. Our equity in gains of affiliates, net relates primarily to affiliates of Formula Vision.

        Minority Interest, net. Minority interest, net, includes the minority interest in companies which are not wholly owned by the Formula Group during each of the periods indicated. Minority interest in profits of subsidiaries in the nine months ended September 30, 2006 was $4.9 million compared to $2.8 million in the nine months ended September 30, 2005. This increase in minority interest, net is attributable to the net income of Matrix, BluePhoniex and Formula Vision which had net income of $11.1 million, $3.3 million and $2.6 million, respectively. These profits were offset by the net losses of Magic and Sapiens equal to $5.0 million and $2.6 million, respectively .

Liquidity and Capital Resources

        Since inception, we have financed our growth and business primarily through cash provided by operations and through public debt and equity offerings, as well as through private and public debt and equity offerings of our subsidiaries. In addition, we finance our business through short-term and long-term loans and borrowings available under our credit facilities.

        Cash

        At September 30, 2006 we had cash and cash equivalents and short-term investments of $120.7 million and at September 30, 2005, we had cash and cash equivalents and short-term investments of $118.0 million. At September 30, 2006, we had indebtedness to banks and others of $164.8 million, of which $89.3 million was current liabilities and $75.5 million was long-term liabilities. At September 30, 2005, we had indebtedness to banks and others of $158.2 million, of which $105.4 million was current liabilities and $52.7 million was long-term liabilities.

        Formula has entered into credit facilities with several banks, pursuant to which Formula may borrow, from time to time, on a short-term and long-term basis, up to an aggregate of approximately $55.0 million. Formula’s loan agreements contain a number of conditions and limitations on the way in which Formula can operate its business, including limitations on its ability to raise debt and sell assets. The loan agreements also contain various covenants which require Formula to maintain certain financial ratios related to shareholders’ equity and operating results.

        Some of Formula’s assets are pledged to banks. These assets include certain of our shareholdings in Matrix, BluePhoenix and Magic.

        Our subsidiaries maintain credit facilities with banks in accordance with their cash requirements. These credit facilities include, inter alia, certain covenants related to their operations, such as maintaining a minimum level of shareholders’ equity and reaching certain operating results targets. Some of our subsidiaries’ assets are pledged to the lender banks. If any of our subsidiaries does not meet the covenants specified in its credit agreement, and a waiver with respect to the fulfillment of such covenant has not been received from the lender bank, the lender bank may foreclose on the pledged assets to satisfy the debt.

        Cash flow provided by operating activities in the nine months ended September 30, 2006 was $6.0 million compared to cash flow used by operating activities of $1.8 million in the nine months ended September 30, 2005.

        Financing activities

        Cash flow used by financing activities in the nine months ended September 30, 2006 was $9.2 million compared to cash flow provided in financing activities of $15.6 million in the nine months ended September 30, 2005. This was mainly the result of the following transactions:

—	In April 2006, Formula repaid the outstanding amount of the debentures issued by us to FIMI and IDB. The aggregate amount repaid by us was approximately $3.7 million.

—	In March 2006, BluePhoenix completed a $3 million follow-on private placement of convertible debentures and warrants to certain institutional investors, who previously invested in BluePhoenix in 2004.

—	In March 2006, Matrix distributed to its shareholders a cash dividend in the aggregate amount of approximately $3.0 million, of which $1.5 million was received by Formula.

—	In February 2006, BluePhoenix completed a public offering in Israel of convertible debentures convertible into BluePhoenix ordinary shares, resulting in gross proceeds to BluePhoenix of approximately $11.5 million.

—	In March 2005, we completed a private placement of 2,400,000 shares of Formula for a net aggregate consideration of $33 million.

—	In June 2005, we distributed to our shareholders a cash dividend of approximately $4.0 per share. The aggregate amount distributed by Formula was approximately $50.2 million.

—	In June 2005, Matrix distributed to its shareholders a cash dividend in the aggregate amount of approximately $9.5 million, of which $4.5 million was received by Formula.

—	In June 2005, we repaid the outstanding amount of the debentures issued by us to the public in Israel in May 2002. The aggregate amount repaid by us to the debenture holders was $14.9 million.

—	In August 2005, FTS, a subsidiary of Formula Vision, consummated a public offering of its shares at the AIM, the London Stock Exchange. The net proceeds to FTS were $5.3 million.

—	During the nine months of 2005, Formula and certain of our subsidiaries received long term loans of approximately $47.0 million from banks, of which $30.4 million were received by Formula, $3.3 million by BluePhoenix and $13.5 million by Matrix.

—	In the nine months ended September 30, 2005, our subsidiaries repaid long term and short term loans to banks and others of approximately $26.5 million of which $18.2 million were repaid by Matrix.

        Investment activities

        Net cash used in investing activities in the nine months ended September 30, 2006 was $11.5 million and in the nine months ended September 30, 2005, $16.9 million. These investing activities were comprised of the following transactions:

—	In February 2006, Formula Vision sold some of the shares of its affiliate, FIS, to a third party for a consideration of $4.0 million.

—	In February 2006, Formula Vision sold the operation of its subsidiary T-Soft for a consideration of $3.0 million.

—	In March 2006, Formula Vision sold some of the shares of its affiliate, Transtech, to a third party for a consideration of $8.75 million.

—	In April 2006, Formula Vision paid to FIMI and IDB $5.4 million in connection with the agreements with FIMI and IDB to purchase from them shares of Transtech held by them.

—	In August 2006, we invested $2.0 million in Sapiens in consideration for 1,562,500 common shares of Sapiens issued to us by Sapiens.

—	In the first nine months of 2006, Sapiens sold in the open market marketable securities for aggregate consideration of $5.0 million.

—	Our subsidiaries Matrix and BluePhoenix acquired investments during the nine months ended September 30, 2006 for the aggregate consideration of $2.9 million and $3.5 million respectively.

—	In the first nine months of 2006 we purchased in the open market shares of several of our subsidiaries for a consideration of $2.2 million.

—	During the nine months ended September 30, 2006 our subsidiaries capitalized software development costs in an aggregate amount of $14.0 million.

—	During the first nine months of 2005, we purchased in the open market shares of several of our subsidiaries for a consideration of $1.7 million.

—	In June and September 2005, we converted warrants of Matrix into an aggregate of 5,300,000 shares of Matrix for a consideration of $8.3 million.

—	In June 2005, we invested $2.0 million in Sapiens in consideration for 1,041,667 common shares of Sapiens issued to us by Sapiens.

—	In March 2005, we sold 1,557,352 of Matrix shares in the open market for aggregate consideration of $4.3 million.

—	During the nine months ended September 30, 2005, our subsidiaries capitalized software development costs in an aggregate amount of $12.3 million.

—	During the first nine months of 2005, our subsidiaries sold in the open market marketable securities for a net aggregate consideration of $6.7 million of which $6.1 million were sold by Sapiens.

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

September 30, 2006 Interim Report

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

SEPTEMBER 30, 2006 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2006	2005
	(U.S. $ in thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	89,000	81,767
Short-term investments	31,739	36,185
Trade receivables	153,135	133,390
Other current assets	28,941	24,770
Inventories	2,860	3,808

	307,675	279,920

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	13,136	3,091
Investments in affiliates	13,662	20,257

	26,798	23,348

SEVERANCE PAY FUND	31,080	33,627

PROPERTY AND EQUIPMENT, NET	23,166	23,485

GOODWILL	208,700	200,038

OTHER ASSETS, NET	77,434	69,667

	674,853	630,085

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

	September 30,	December 31,
	2006	2005
	(U.S. $ in thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Liabilities to banks and others	89,317	105,420
Trade payables	55,480	47,534
Other accounts	81,350	74,765
Debentures	2,184	8,004
Customer advances, net of work in progress	4,325	7,309

	232,656	243,032

LONG-TERM LIABILITIES:
Debentures	33,188	16,809
Provision for losses in formerly owned investee	1,971	1,971
Deferred taxes	797	1,282
Customer advances	571	645
Liabilities to banks and others	75,514	52,732
Liability in respect of the acquisition of activities	1,499	1,761
Accrued severance pay	38,999	39,727

	152,539	114,927

MINORITY INTEREST	117,359	108,681

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 1 par value (authorized - December 31, 2005 and September 30, 2006 - 25,000,000 shares; issued: December 31, 2005 - 13,224,780 and September 30, 2006 - 10,824,780 shares)	3,736	3,736
Additional paid-in capital	132,333	132,487
Retained earnings	52,815	49,164
Accumulated other comprehensive loss	(16,326)	(21,683)

	172,558	163,704
Cost of 24,780 treasury shares	(259)	(259)

Total shareholders' equity	172,299	163,445

	674,853	630,085

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30,		Year ended December 31,
	2006	2005	2005
	(U.S. $ in thousands, except per share amounts)

Revenues:
Proprietary software products	174,991	176,015	231,470
Software services	232,693	205,553	274,901

Total revenues	407,684	381,568	506,371
Cost of revenues:
Proprietary software products	89,347	85,655	113,378
Software services	186,930	164,937	220,158

Total cost of revenues	276,277	250,592	333,536

Gross profit	131,407	130,976	172,835
Research and development costs, net	19,627	17,173	22,429
Selling, general and administrative expenses	103,556	99,288	133,049
Restructuring and non-recurring costs	2,781	1,113	1,455

Operating income	5,443	13,402	15,902
Financial expenses, net	8,650	6,971	9,206
Gain on realization of shareholdings, net (note 4)	14,299	4,195	4,107
Other expenses, net	(2,727)	567	(820)

Income before taxes on income	8,365	11,193	9,983
Taxes on income	943	2,950	5,200

	7,422	8,243	4,783
Equity in losses of affiliated companies, net	1,090	(2,598)	(3,109)
Minority interest in earnings of subsidiaries, net	4,861	2,778	1,491

Net income	3,651	2,867	183

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share Capital		Additional paid-in Capital	Retained Earnings	Accumulated other comprehensive loss	Cost of Treasury Shares	Total
	Number of Shares	Amount
	(U.S. $ in t h o u s a n d s )

Balance as of January 1, 2005	10,800,000	3,215	99,535	99,166	(14,879)	(259)	186,778

Changes during 2005:
Net Income	-	-	-	183	-	-	183
Unrealized loss from available-for-sale securities, net	-	-	-	-	(56)	-	(56)
Currency translation adjustments	-	-	-	-	(6,770)	-	(6,770)

Total other comprehensive income	-	-	-	-	-	-	(6,826)
Issuance of shares, net*	2,400,000	521	32,786	-	-	-	33,307
Dividend distribution	-	-	-	(50,185)	-	-	(50,185)
Beneficial conversion features	-	-	181	-	-	-	181
Capital fund arising from elimination of gain on realization
of development stage entity	-	-	7	-	-	-	7

Balance as of December 31, 2005	13,200,000	3,736	132,509	49,164	(21,705)	(259)	163,445

Accumulated unrealized gain from available - for-sale securities					(128)
Accumulated currency translation adjustments					(21,577)

Accumulated other comprehensive loss					(21,705)

* Net of issuance expenses in the amount of $3,000 thousands

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share Capital		Additional paid-in Capital	Retained Earnings	Accumulated other comprehensive loss	Cost of Treasury Shares	Total
	Number of Shares	Amount
	(U.S. $ in t h o u s a n d s )

Changes during 2006:
Net Income	-	-	-	3,651	-	-	3,651
Unrealized loss from available-for-sale securities, net	-	-	-	-	4	-	4
Currency translation adjustments	-	-	-	-	5,199	-	5,199

Total other comprehensive income	-	-	-	-	-	-	8,854
Balance as of September 30, 2006	13,200,000	3,736	132,333	52,815	(16,502)	(259)	172,299

Accumulated unrealized gain from available - for-sale securities					(124)
Accumulated currency translation adjustments					(16,378)

Accumulated other comprehensive loss					(16,502)

*	Net of issuance expenses in the amount of $3,000 thousands.

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Year ended December 31,
	2006	2005	2005
	(U.S. $ in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	3,651	2,767	183
Adjustments to reconcile net income to net cash provided by
operating activities:
Impairment and write down of investments in investees and loans	889	-	138
Minority interest in earnings of consolidated subsidiaries	4,861	2,778	1,491
Equity in losses of affiliated companies, net	(1,090)	2,598	3,109
Depreciation and amortization	24,472	17,906	25,130
Increase (decrease) in accrued severance pay, net	1,435	294	108
Gain from exercise of affiliated companies	(2,046)	-	-
Gain from sale of property and equipment	39	365	(20)
Gain on realization of shareholdings	(9,065)	(4,195)	(4,107)
Gain from sale of operations	(2,785)	-	-
Amortization of deferred option compensation	24	10	134
Change in accrued interest and capital loss on debentures	74	1,563	1,699
Changes in value of long term loans and deposits, net	496	-	247
Deferred taxes	(3,286)	(205)	(391)
Gain (loss) on payment of convertible subordinated notes	-	(188)	(393)
Sale of trading marketable securities, net	92	(301)	1,785
Increase (decrease) in trade marketable securities	49	-	-
Capital loss (gain) on sale of available for sale marketable securities	80	-	206
Changes in operating assets and liabilities:
Decrease (increase) in inventories	1,246	1,029	237
Increase in trade receivables	(18,617)	(18,282)	(20,717)
Decrease (increase) in other accounts receivable	(1,407)	3,405	(472)
Increase in trade payables	7,618	4,834	5,038
Decrease in other accounts payable and restructuring accrual	2,952	1,826	(7,265)
Increase in customer advances, net of work in progress	(3,589)	(15,922)	146

Net cash provided by operating activities	6,093	(1,776)	6,286

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Year ended December 31,
	2006	2005	2005
	(U.S. $ in thousands)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of newly-consolidated subsidiaries (Appendix B)	(6,163)	(3,771)	(5,342)
Proceeds from repayment of debentures	-	-	(41)
Restricted short term deposit, net	-	-	(3,918)
Restricted long term deposit, net	144	(2,040)	1,434
Purchase of property and equipment	(4,633)	(4,407)	(6,006)
Purchase of available for sale marketable securities, net	4,994	6,730	6,100
Proceeds from sale of property and equipment	331	1,687	1,963
Investment in and loans to affiliated and other companies	(9,936)	(890)	(1,582)
Proceeds from sale of investments in and loans to affiliated companies	17,419	812	813
Purchase of an activity by a consolidated company	-	-	(111)
Investment in long term bank deposits, net	385	-	(698)
Capitalization of software development and other costs	(14,009)	(12,336)	(17,743)
Purchase of minority interest in subsidiaries	(2,919)	(1,784)	(2,253)
Proceeds from realization of investment in subsidiaries	3,048	4,334	4,331
Proceeds from investments in short term bank deposits, net	(138)	(5,201)	(1,118)

Net cash used in investing activities	(11,477)	(16,864)	(24,171)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of subsidiary call warrants	191	49	-
Issuance of shares	-	33,344	33,307
Exercise of share options in subsidiaries	5,371	1,837	2,217
Dividend distribution	(3,044)	(54,635)	(50,185)
Dividend to minority shareholders in subsidiaries	(2,332)	1,385	(8,352)
Short-term bank credit, net	(13,252)	(10,185)	5,467
Repayment of long-term loans	(7,236)	(16,255)	(19,629)
Receipt of long-term loans	20,032	46,978	51,156
Issuance in a subsidiary to minority shareholders, net	-	-	5,344
Convertible debt issuance expenses in a subsidiary	14,140	-	-
Payment of issuance expenses in a subsidiary	(655)	-	-
Debenture redemption	(3,740)	(17,188)	(18,357)
Purchase of treasury stock in a subsidiary by a subsidiary thereof	(291)	(898)	(4,134)

Net cash provided by (used in) financing activities	9,184	(15,568)	(3,166)

Effect of exchange rate changes on cash and cash equivalents	3,430	(4,330)	(4,356)

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	7,230	(38,538)	(25,407)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	81,770	107,174	107,174

CASH AND CASH EQUIVALENTS AT END OF YEAR	89,000	68,636	81,767

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A – Non-cash activities:

	Nine months ended September 30,		Year ended December 31,
	2006	2005	2005
	(U.S. $ in thousands)

Purchase of fixed assets against trade payables	90	-	343

Investment in a consolidated company against issuance of share
capital to minority shareholders of consolidated company	-	-	1,577

Investment in affiliates and other companies, recorded against accounts payable	1,000	-	-

Purchase of shares from minority shareholders of subsidiary,
against accounts payable	-	-	100

Exchange of assets in a subsidiary	-	-	70

Dividend in kind in subsidiary	25	-	66

Current maturities of royalties liabilities against account receivables	-	-	13

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix B – Acquisition of newly-consolidated subsidiaries:

	Nine months ended September 30,		Year ended December 31,
	2006	2005	2005
	(U.S. $ in thousands)

Assets and liabilities of subsidiaries consolidated as of
acquisition date:
Working capital (other than cash and cash equivalents)	472	1,642	5,446
Liabilities arising from the acquisition	-	160	209
Investment in affiliates and others including loans	370	801	801
Property and equipment	(163)	(476)	(813)
Other assets and deferred expenses	(670)	(1,844)	(4,697)
Goodwill arising upon acquisition	(5,736)	(5,214)	(7,981)
Long-term liabilities	(1,129)	-	533
Unrealized gain	164	-	-
Issuance of shares by a subsidiary	529	1,408	1,408
Minority interest at acquisition date	-	(248)	(248)

Total	(6,163)	(3,771)	(5,342)

The accompanying notes form an integral part of the financial statements.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General:

Formula Systems (1985) Ltd. (“Formula”) was incorporated in Israel in 1985. Since 1991, Formula’s shares have been traded on the Tel Aviv Stock Exchange (the “TASE”) and since 1997, through American Depositary Shares (“ADS”) under the symbol FORTY on the NASDAQ National Market in the United States. Each ADS represents one ordinary share of the Formula.

Formula, through its subsidiaries (collectively, the “Company” or the “Group”) is engaged in the development, production and marketing of information technology (“IT”) solutions and services. The Group operates in two principal business segments, IT Services and Proprietary Software Solutions. For a description of the segments – see Note 5.

The following table presents certain information regarding the control and ownership of Formula’s significant subsidiaries and material investments, as of the dates indicated:

Name of subsidiary:

	Percentage of ownership and control
	September 30, 2006	September 30, 2005	December 31, 2005
	%

Matrix IT Ltd. ("Matrix")	50.05	50.02	51.11
BluePhoenix Solutions Ltd. ("BluePhoenix")
(formerly - "Crystal Systems Solutions Ltd.")	57.63	58.87	59.22
Magic Software Enterprises Ltd. ("Magic")	50.00	50.41	50.27
nextSource Inc.	100.00	100.00	100.00
Sapiens International Corporation N.V ("Sapiens")	61.31	58.60	59.22
Formula Vision Technologies (F.V.T.) Ltd.
("Formula Vision")	57.25	56.77	56.90

The above list consists only of active companies that are held directly by Formula.

Note 2 – Recently Issued Accounting Pronouncements:

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Recently Issued Accounting Pronouncements (cont.):

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. Management is currently evaluating the effect that the adoption of FSP 115-1 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In February 2006, the FASB issued SFAS 155, “Accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140” (“SFAS 155”). This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have been issued for the financial year. Management is currently evaluating the impact of this statement, if any, on the Company’s financial statements or its results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on deracination, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. Management is currently evaluating the impact of this statement, if any, on the Company’s financial statements or its results of operations.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Recently Issued Accounting Pronouncements (cont.):

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact of this statement, if any, on the Company’s financial statements or its results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans–An Amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. SFAS also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. Management is currently evaluating the impact of this statement, if any, on the Company’s financial statements or its results of operations.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006. Management is currently evaluating the impact of this statement, if any, on the Company’s financial statements or its results of operations.

The adoption of the following recent accounting pronouncements did not have a material impact on the Company’s results of operations and financial condition.

—	SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29," and

—	FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143."

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Recently Issued Accounting Pronouncements (cont.):

In addition, the company is reviewing the following Emerging Issues Task Force (“EITF”) consensuses and does not currently expect that the adoption of these will have a material impact on the Company’s results of operations and financial condition:

—	EITF 05-5, “Accounting for Early Retirement or Post employment Programs with Specific Features (Such as Terms Specified in Altersteilzeit Early Retirement Arrangements.”Issued in June 2005 and effective for the company in the first quarter of fiscal 2007, this EITF applies to early retirement programs which create incentives for employees, within a specific age group, to transition from full or part-time employment to retirement before legal retirement age.

—	EITF 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits.” Issued in June 2006 and effective for the company in the first quarter of fiscal 2008, this EITF applies to compensated absences that require a minimum service period but have no increase in the benefit even with additional years of service.

Note 3 – Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. The interim financial statements should be read in connection with the financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Gain on Realization of Shareholdings, Net:
Composition:

	Nine months ended September 30,		Year ended December 31,
	2006	2005	2005
	(U.S. $ in thousands)

Gain from sale of operation in T- Soft	2,785	-	-
Gain (loss) from sale and decrease in shareholding
percentage in Magic	(86)	(31)	(48)
Gain from sale of shareholding percentage in FIS	1,679	-	-
Gain (loss) from sale and decrease in shareholding
percentage in Formula Vision	-	(15)	(15)
Gain (loss) from sale and decrease in shareholding percentage in Matrix	(232)	3,394	3,357
Gain from sale of Matrix One	2,449	-	-
Gain from sale of shareholding percentage in Transtech	7,771	-	-
Realization of investment in warrants in Matrix	-	(73)	(102)
Gain from decrease in shareholding percentage in FTS	-	988	988
Gain (loss) from decrease in shareholding
percentage in T- Soft	(51)	-	-
Gain (loss) on realization of other investments	(16)	(68)	(73)

Total	14,299	4,195	4,107

Note 5 – Segments:

A.	Operating Segments:

The Company operates in two principal business segments, IT Services and proprietary software solutions.

Software Services

The following is a list of the Group’s principal activities: applications development, systems integration, migration of IT platforms, IT consulting, e-services, outsourcing, conversion services, application and implementation of ERP & CRM systems, imported software products and a training school.

The Group provides these IT services across the full system development lifecycle, including the definition of business requirements, system analysis, technical specifications, coding, testing, training, implementation and maintenance. The Company performs its projects on-site or at its own facilities.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Segments (cont.):

A.	Operating Segments (cont.):

Proprietary Software Products

The Group designs, develops and markets proprietary software solutions for sale in selected niche markets worldwide. The following is a list of the proprietary software solutions that are marketed by the Group:

Modernization solutions, Magic-technology, Magic eMerchant, solutions for law enforcement, Application software for long term care industry, car rental solutions, solutions for banking and finance, solutions for telecommunications, CRM systems, Sapiens eMerge, re-engineering and AppBuilder, solutions for insurance industry.

All of the Company’s subsidiaries, including IT services companies and proprietary software solutions companies, recognize revenues from the delivery of software services, and most of them recognize revenues in both revenue categories. The Company’s subsidiaries were classified into the following categories in accordance with the category in which most of the revenues of each subsidiary was earned.

The following is a list of the companies included in each operating segment, as of December 31, 2005:

Software Services:

Matrix IT Ltd.

nextSource Inc.

Proprietary Software Products:

BluePhoenix Solutions Ltd.

Magic Software Enterprises Ltd.

Sapiens International Corporation N.V.

Formula Vision Technologies (F.V.T.) Ltd.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Segments (cont.):

A.	Operating Segments (cont.):

The Company evaluates the performances of each segment, software services and proprietary software products, based on operating income/loss. Headquarters expenses are allocated proportionally between the segments:

	Software Services	Proprietary Software Products	Total
	(U.S. $ in thousands)

Revenues:
For the nine months ended September 30, 2006	235,007	176,202	411,209
For the nine months ended September 30, 2005	208,471	177,380	385,851
For the 12 months ended December 31, 2005	278,807	233,223	512,030

Inter-segment sales:
For the nine months ended September 30, 2006	2,314	1,211	3,525
For the nine months ended September 30, 2005	2,918	1,365	4,283
For the 12 months ended December 31, 2005	3,907	1,752	5,659

Operating income (loss):
For the nine months ended September 30, 2006	13,473	(8,029)	5,443
For the nine months ended September 30, 2005	13,074	329	13,402
For the 12 months ended December 31, 2005	17,529	(1,627)	15,902

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Segments (cont.):

A.	Operating Segments (cont.):

Reconciliation between the total of the operating segments measures of operating income (loss) and the company’s consolidated income before taxes on income:

	For the nine months ended September 30, 2006	For the nine months ended September 30, 2005	For the 12 months ended December 31, 2005
	(U.S. $ in thousands)

Operating income (loss):
Software Services	13,473	13,074	17,529
Proprietary Software Products	(8,029)	329	(1,627)

	5,443	13,402	15,902
Financial expenses, net	(8,650)	(6,971)	(9,206)
Gain on realization of shareholdings, net	14,299	4,195	4,107
Other income (expenses), net	(2,727)	567	(820)

Income before taxes on income	8,365	11,193	9,983

B.	Geographical Information:

Revenues classified by geographic area:

	For the nine months ended September 30, 2006	For the nine months ended September 30, 2005	For the 12 months ended December 31, 2005
	(U.S. $ in thousands)

Israel	213,213	189,360	245,109
International:
United States	85,923	75,012	105,340
Other	108,548	117,196	155,922

	194,471	192,208	261,262

Total	407,684	381,568	506,371

Classification was based on the location of the customers.

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Subsequent Events:

A.	On December 26, 2006, the Company spun-off Formula Vision Technology (F.V.T.) Ltd., or Formula Vision (TASE: FOT), such that Formula Vision is no longer a subsidiary of the Company. The spin-off was effected by way of distributing the 36,696,000 Formula Vision shares owned by Formula (then representing approximately 57% of the outstanding Formula Vision shares) as a dividend in-kind to Formula’s shareholders. The Formula Vision shares were distributed at a ratio of 2.78 Formula Vision shares for each outstanding Ordinary Share held at the close of the trade on December 14, 2006, the record date, subject to withholding taxes.

B.	On December 31, 2006, Formula Vision paid approximately $51 million to Formula, as a full payment of the principle and interest of the debt owed by Formula Vision to Formula.